[Letterhead of Sutherland Asbill & Brennan LLP]
January 25, 2011
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Preliminary Proxy Statement on Schedule 14A filed January 12, 2011 File No. 814-00755
Dear Mr. Minore:
          On behalf of Fifth Street Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 24, 2011 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 12, 2011. The Staff’s comments are set forth below and are followed by the Company’s responses.
1. Comment: We refer to the first paragraph in the introduction to Proposal 3. Please explain what the following language means to the average reader: “which warrants, options or rights may or may not be accompanied by other securities of the Company.”
          Response: The Company has revised the disclosure on page 20 accordingly.
2. Comment: In the fourth paragraph under the subheading “Conditions to Issuance” of Proposal 3, please indicate that any possible anti-dilution provisions authorized by the Company’s Board of Directors in connection with the issuance of warrants or securities to subscribe for or convert into shares of the Company’s common stock would additionally extend to any reverse stock split effectuated by the Company.
          Response: The Company has revised the disclosure on page 22 accordingly.
3. Comment: Please indicate how the Company intends to issue warrants, options or rights to subscribe to, convert to, or purchase common stock. Does the Company plan to issue such securities in private transactions or public transactions?

Dominic Minore, Esq.
January 25, 2011

          Response: The Company has revised the disclosure on page 20 accordingly.
4. Comment: Please explain why the Company is seeking stockholder approval to issue rights to purchase shares of the Company’s common stock when the Company’s common stock is trading at a premium to the Company’s net asset value per share.
          Response: The Company is not seeking to conduct a rights offering whereby the Company would issue transferable or non-transferable rights to subscribe for a fixed amount of shares of the Company’s common stock to its stockholders of record at a price below the Company’s current net asset value per share. As the Staff notes, the Company’s common stock is trading at a premium to its net asset value per share. Because the Company’s stock is trading at a premium to its net asset value per share, the Company need not conduct a rights offering in reliance on Section 23(b)(1) of the 1940 Act which permits a business development company, such as the Company, to sell common stock at a price below net asset value without stockholder approval in connection with an offering to the holders of one or more classes of its common stock. Rather, the Company is seeking to obtain stockholder approval to raise capital through the future issuance of warrants, options, or rights to subscribe to, convert to, or purchase shares of the Company’s common stock, at prices in excess of the Company’s net asset value per share which may include convertible preferred stock, as permitted by Section 61(a)(3) of the 1940 Act.
5. Comment: Please acknowledge that, if the Company were to conduct a rights offering whereby existing stockholders could purchase shares of the Company’s common stock, then the Company’s Board of Directors would consider Investment Company Act Release No. 9932 and the Company would conduct such rights offering in accordance with the conditions set forth in such Release.
     Response: As stated in response to comment #4 above, the Company is not seeking to conduct a rights offering whereby the Company would issue transferable or non-transferable rights to subscribe for a fixed amount of shares of the Company’s common stock to its stockholders of record at a price below the Company’s current net asset value per share. The Company is not contemplating a rights offering below net asset value as described in Section 23(b)(1) of the 1940 Act and to which Release No. 9932 relates. However, if the Company in the future were to conduct such a rights offering, its Board of Directors would consider Investment Company Act Release No. 9932 and the Company would conduct such rights offering in accordance with the conditions set forth in such Release.
6. Comment: If the Company obtains stockholder approval, please indicate whether or not the Company has any present plans to issue warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock.
     Response: The Company has no immediate plans to issue warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock. The Company is seeking

Dominic Minore, Esq.
January 25, 2011

stockholder approval to have the flexibility to issue warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock at an undetermined future date.
7. Comment: Pleasure ensure that the provisions of Item 11 of Schedule 14A are complied with in connection with Proposal 3 in the Proxy Statement.
     Response: We have revised the Proxy Statement to ensure that the provisions of Item 11 of Schedule 14A are complied with in connection with Proposal 3 set forth therein. See page 23 of the Proxy Statement.
8. Comment: Please revise the disclosure under the subheading “Key Stockholder Considerations” to clarify that if the Company receives stockholder approval to issue warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock, the Company would have no further obligation to solicit future stockholder approval in the event that such an issuance would result in dilution of the net asset value per share of the Company’s common stock.
     Response: The Company has revised the disclosure on page 22 accordingly.
9. Comment: We refer to the second paragraph under the subheading “Key Stockholder Considerations.” Please revise the disclosure to note that stockholders of the Company’s common stock will indirectly bear the cost of issuing and paying interest or dividends on any warrants, options or rights to subscribe to, convert to, or purchase shares of the Company’s common stock.
     Response: The Company has revised the disclosure on page 22 accordingly.
10. Comment: We refer to the second paragraph under the subheading “Key Stockholder Considerations.” Please revise the disclosure to note that there is no limit to the amount of dilution of net asset value per share of the Company’s common stock if the exercise or conversion price per share is below the net asset value per share at the time of exercise or conversion.
     Response: The Company has revised the disclosure on page 22 accordingly.
11. Comment: We refer to the third paragraph under the subheading “Key Stockholder Considerations.” Please include the disclosure required by Section 61(a)(3)(A)(iii) relating to the determination of the exercise or conversion price if no market value for the Company’s common stock exists at the time of issuance of any warrants, options or rights to subscribe or convert to voting securities of such company, accompanied by securities, if the exercise or conversion price is not less than the current market value at the date of issuance, or if no such market value exists, the current net asset value of such voting securities.

Dominic Minore, Esq.
January 25, 2011

     Response: The Company has revised the disclosure on page 22 accordingly.
12. Comment: Please provide the required Tandy representations to the Staff.
          Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00755) filed on January 12, 2011, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * *
          If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas

Harry S. Pangas